Calculation of Filing Fee Tables
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NEW YORK MORTGAGE TRUST INC
Narrative Disclosure
The maximum aggregate offering price of the securities to which the prospectus relates is $86,250,000.00. The prospectus is a final prospectus for the related offering.
The prospectus to which this Exhibit 107 relates is a final prospectus for the related offering. The maximum aggregate amount for such offering is $86,250,000, which includes $11,250,000 aggregate principal amount of 9.125% Senior Notes due 2030 that may be offered and sold pursuant to the exercise in full of the underwriters' option to purchase additional notes to cover over-allotments, if any.